February 1, 2010

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:           MedLink International, Inc.
Form 10-K For the Fiscal Year Ended December 31, 2008
Form 10-Q For the Quarterly Period Ended March 31, 2009 and June 30, 2009
File No. 001-31771

Dear Mr. Wilson:

MedLink International, Inc. (the “Company” and/or “MedLink”) has realized a typographical error in the previous response filed with the Commission on January 25, 2010.  We are refilling our response to comment 6 below to correct the error that appeared under Market Approach, 2nd paragraph, the goodwill figure was stated incorrectly and has been revised with the corrected amount below.  I apologize for the initial oversight.

Notes to Consolidated Financial Statements

Note 1- Summary of Significant Accounting Policies

Goodwill and Indefinite-Lived Purchased Intangible Assets, page 73

6
We note that you assess goodwill for impairment annually at the end of the fourth quarter, or more frequently, if events and circumstances require.  Tell us the date on which you performed your goodwill impairment assessment during 2008 and provide us with the analysis prepared as part of your assessment.

#6 Response

The Company conducts an impairment analysis on the last day of each calendar year.  The first step in our annual goodwill impairment analysis is to compare the estimated fair value with the carrying value of the reporting unit’s assets.   The process of estimating the fair value of our reporting units requires significant judgment to conduct the analysis.   To determine fair value, we use the income approach under which we calculate the fair value based on the estimated discounted future cash flows of that unit. We evaluate the reasonableness of this approach with the market approach, which involves a review of the carrying value of our assets relative to our market capitalization.

Income Approach
Applying the income approach requires that we make a number of important estimates and assumptions. We estimate the future cash flows based on forecasted revenues and operating costs. This, in turn, involves further estimates, such as estimates of future growth rates and applying a discount rate to the estimated future cash flows for the purpose of the valuation. Based on our operational forecasts, which used the best information that was available to us at the time of the filing, we anticipated having the ability to invest development resources during the second quarter of 2009 to the development and re-write of the AutoDOC platform.  With the incorporation of the AutoDOC logic into the Notes application of the MedLink TotalOffice EHR and its full interoperability capabilities, the Company had made year end estimates that with 4 months of development investment into the integration that the Company would be able to enter the chiropractic market with its MedLink TotalOffice EHR.  The Company projected revenue of approximately $4.6 million over a 5 year period, and conducted a discounted cash flow analysis of the five year period resulting in a present value of approximately $1.97 million.

Market Approach
During the period from December 1, 2008 through December 31, 2008 (the last trading day of our fourth quarter) October 21, 2008, the closing price of our common stock ranged from $1.00 to $0.69 per share which resulted in a market capitalization well in excess of our book value ($837, 103) of approximately $18.6 million based on the lowest closing price of $.69.

As of December 31, 2008, our goodwill balance was $1,252,129. Based on the impairment analysis we determined that the fair value exceeded the carrying value by no less than 100% of the carrying value.  Resulting in the conclusion that an impairment of cash flows was not warranted taking into account the valuation methods of the two valuation approaches that both exceeded the carrying value of the goodwill.

The Company will commence in disclosing the above valuation and impairment analysis in future filings.

CLOSING COMMENTS:    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	The company is responsible for the adequacy and accuracy of the disclosure in the filing:

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:     The separate statement by the Company with the above acknowledgements has been attached to this letter.

The 10-K/A for the period ending December 31, 2008 is being filed in conjunction with this letter.  Upon your review, should you have any additional questions or require any additional clarification please don’t hesitate to contact me at (631) 342-8800 x8802.

Sincerely,

/s/ James Rose
James Rose
Chief Financial Officer
MedLink International, Inc.

February 1, 2009

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:           MedLink International, Inc.
Form 10-K/A For the Fiscal Year Ended December 31, 2008
Form 10-Q For the Quarterly Period Ended March 31, 2009 and June 30, 2009
File No. 001-31771

Dear Mr. Wilson:

MedLink International, Inc. in its responses to the SEC comment letter dated July 6, 2009 hereby acknowledges that:

-	The company is responsible for the adequacy and accuracy of the disclosure in the filing:
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James Rose
James Rose
Chief Financial Officer
MedLink International, Inc.